Exhibit 99.44

October 25, 2010

SANDSPRING GRANTS STOCK OPTIONS

Sandspring  Resources  Ltd.  (SSP:  TSX-V)  (the  “Company”)  announced  that  the Company has granted to an officer/director 500,000 stock options to purchase common shares of the Company.   The stock options are exercisable at $2.60 per share and will expire on October 20, 2015.  This stock option grant is subject to regulatory approval.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:
Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.